SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                        MARGATE INDUSTRIES, INC.
                        ------------------------
                            (Name of Issuer)


                      Common Stock, $0.15 par value
                      -----------------------------
                     (Title of Class of Securities)


                               566902 40 9
                               -----------
                             (CUSIP Number)


                           John B. Wills, Esq.
                   Berenbaum Weinshienk & Eason, P.C.
                       370 17th Street, Suite 2600
                         Denver, Colorado 80202
                             (303) 825-0800
                             --------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                            December 28, 2001
                            -----------------
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following Box. |___|



                     (Continued on following pages)
                           (Page 1 of 4 Pages)

CUSIP No. 566902 40 9         SCHEDULE 13D              Page 2 of 4 Pages


1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Patricia W. Schriever
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2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
     N/A
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3.   Sec Use Only

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4.   Source Of Funds (See Instructions).

     N/A
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5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
     N/A
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6.   Citizenship Or Place Of Organization

     United States
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                                        7.   Sole Voting Power

                                             283,512
                                        ---------------------------------
Number Of                               8.   Shared Voting Power
Shares
Beneficially                                 0
Owned By                                ---------------------------------
Each                                    9.   Sole Dispositive Power
Reporting                                    283,512
Person                                  ---------------------------------
With                                    10.  Shared Dispositive Power

                                             0
---------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

     283,512
--------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

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13.  Percent Of Class Represented By Amount In Row (11).

     15.1%
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14.  Type Of Reporting Person (See Instructions).

     IN
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
CUSIP No. 566902 40 9         SCHEDULE 13D              Page 3 of 4 Pages

ITEM 1.        SECURITY AND ISSUER.

     This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, $0.15 par value of Margate Industries, Inc., a Delaware corporation, whose principal executive offices are located at 129 North Main Street, Yale, Michigan 48097.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a) The person filing this Statement is Patricia W. Schriever (the "Reporting Person").

     (b) Ms. Schriever's address is 64 Clair View Road, Grosse Point Shores, Michigan 48236.

     (c)  Ms. Schriever is not currently employed.

     (d)  Criminal proceedings - none

     (e)  Civil proceedings - none

     (f)  Citizenship - Ms. Schriever is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As disclosed in Item 4 of this Report, the transaction giving rise to the filing of this Report did not involve the purchase of Common Stock by the Reporting Person.

ITEM 4.        PURPOSE OF TRANSACTION.

     Ms. Schriever was joint tenants in common with her husband, Frederick
G. Schriever, who passed away on December 28, 2001.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Ms. Schriever owns 283,512 shares of Common Stock, representing
          15.1 % of the outstanding shares of Common Stock.

     (b) Ms. Schriever has the sole power to vote or dispose or direct the disposition of the shares of Common Stock.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

CUSIP No. 566902 40 9         SCHEDULE 13D              Page 4 of 4 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As of the date hereof, to the best knowledge of Ms. Schriever, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons identified in this statement or between Ms. Schriever and any other person with respect to any securities of the Company.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

     None



                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  February 19, 2002



                              /s/ PATRICIA W. SCHRIEVER
                              ---------------------------------------
                              Patricia W. Schriever